UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-10725

(Check One):      [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: July 2, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Furr's Restaurant Group, Inc.
Full Name of Registrant

Furr's/Bishop's, Inc.
Former Name if Applicable

3001 E. President George Bush Highway, Suite 200
Address of Principal Executive Office (Street and Number)

Richardson, Texas 75082-2800
City, State and Zip Code

PART II–RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[   ]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

[   ]      (c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The registrant requires additional time to fully evaluate a significant deferred asset and to review and finalize Form 10-Q to assure compliance with recently enacted legislation.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Craig Miller	972	808-2923
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve (12) months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

          Sales for the second fiscal quarter of 2002 were $41.5 million, a decrease of $6.0 million from the same quarter of 2001. Operating loss for the second quarter of 2002 was $4.2 million compared to $1.4 million of operating income in the comparable period in the prior year. It is anticipated that the net loss for the second quarter of 2002 was $23.6 million, which includes $18.4 million of income tax expense, compared to net income of $3.9 million in the second quarter 2001, which includes a $3.6 million extraordinary gain on retirement of debt and ($.1) million of income tax benefit.

          Sales for the first half of 2002 were $84.8 million, a decrease of $10.2 million from the same period 2001. Operating loss for the first half of 2002 was $2.5 million compared to $3.9 million of operating income in the comparable period in the prior year. It is anticipated that the net loss for the first half of 2002 was $23.1 million, which includes $18.7 million of income tax expense, compared to net income of $6.3 million in the first half of 2001, which includes $3.6 million extraordinary gain on retirement of debt and $.4 million of income tax expense.

                 Furr's Restaurant Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 16, 2002 By	/s/ Craig S. Miller
Craig S. Miller
Chief Financial Officer